Hamilton National Income Trust, Inc.

c/o The Lightstone Group

1985 Cedar Bridge Avenue, Suite 1

Lakewood, NJ 08701

May 11, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Attention: Sara von Althann, Attorney-Advisor

Re:	Hamilton National Income Trust, Inc.

Offering Statement on Form 1-A (the “Offering Statement”)

CIK No. 0001645698

Dear Ms. von Althann:

Hamilton National Income Trust, Inc. (the “Company”) filed the above-referenced Offering Statement on Form 1-A on June 22, 2015, and amendments thereto on December 21, 2015, February 9, 2016 and April 8, 2016. Pursuant to Rule 461 under the Securities Act of 1933, as amended, we now respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified on May 13, 2016, or as soon thereafter as is reasonably practicable.

We acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joseph E. Teichman

Joseph E. Teichman

General Counsel and Secretary

cc:	John D. Hogoboom, Esq.

Jonathan Rabinow